Exhibit 99.1

FUNDING AGREEMENT

FUNDING AGREEMENT (this "*Agreement*") dated June 20, 2023 by and between CYVN Holdings L.L.C., a company incorporated in the Emirate of Abu Dhabi that is ultimately controlled by the Abu Dhabi Department of Finance ("*CYVN*") and ADQ Financing RSC Ltd, a company incorporated in the Abu Dhabi Global Market that is ultimately controlled by Abu Dhabi Developmental Holding Company PJSC ("*ADQ*").

WITNESSETH

WHEREAS, contemporaneously with the execution of this Agreement, CYVN is entering into definitive agreements to purchase (i) Class A Ordinary Shares, par value US$0.00025 per share ("*Shares*"), of NIO Inc., an exempted company incorporated in the Cayman Islands ("*NIO*") from NIO, pursuant to a Share Subscription Agreement by and between NIO and CYVN, substantially in the form attached hereto as Exhibit A (the "*SSA*") and (ii) Shares from Image Frame Investment (HK) Limited ("*Image*") pursuant to a Stock Purchase Agreement between Image and CYVN, substantially in the form attached hereto as Exhibit B (the "*SPA*").

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, CYVN and ADQ hereby agree as follows:

1.   Funding.

(a) Upon the closing of the transactions contemplated by the SSA, ADQ hereby agrees to provide CYVN with cash (the "*SSA Funding*") sufficient to pay the Aggregate Purchase Price (as defined in the SSA) to NIO.

(b) Upon the closing of the transactions contemplated by the SPA, ADQ hereby agrees to provide CYVN with cash (the "*SPA Funding*" and, together with the SSA Funding, the "*Funding*") sufficient to pay the Purchase Price (as defined in the SPA, and together with the Aggregate Purchase Price, the "*Purchase Funds*") to the Seller.

(c) CYVN hereby agrees not to amend either the SSA or the SPA in a manner that changes the price to be paid for the Shares under either such agreement without the prior consent of ADQ.

2.   Further Assurances.   CYVN acknowledges and agrees that CYVN shall be responsible for all financial obligations and other liabilities, including tax obligations and liabilities, with respect to the Shares purchased pursuant to the SSA and the SPA (including any liabilities arising under the SSA or SPA), and CYVN shall indemnify ADQ against any such liabilities, including any tax liabilities. In addition, CYVN agrees to pay any advisor fees and expenses of ADQ relating to the Funding.

3.   Reimbursement of Purchase Funds. Upon the request of ADQ from time to time, CYVN shall reimburse ADQ for the requested portion of the Purchase Funds, with such reimbursement to be in U.S. dollars or another form of consideration agreed to by the parties. In the event CYVN sells any Shares acquired pursuant to the SPA or the SSA prior to the reimbursement of the Purchase Funds to ADQ hereunder, CYVN shall provide prompt notice of such sale to ADQ and the purchase price with respect to any such sale shall first be used to

reimburse ADQ for any outstanding portion of the Purchase Funds, unless otherwise agreed to by ADQ.

4.   <u>Information</u>. If required by law, or upon a reasonable request, the parties shall provide any tax forms, certifications, information or documentation as may be necessary to avoid incurring withholding tax or otherwise to comply with any applicable tax or information reporting agreements or arrangements in connection with this Agreement.

5.   <u>Termination and Amendment</u>. This Agreement may only be terminated, amended or waived with the written consent of the CYVN and ADQ.

6.   <u>Governing Law</u>. This Agreement shall be governed by and construed in accordance with the laws of the Emirate of Abu Dhabi and the federal laws of the United Arab Emirates and without regard to the conflict of law rules thereof. Any dispute, controversy or claim arising out of or relating to this Agreement, or the interpretation, breach, termination or validity hereof, shall be submitted to and finally resolved by the Abu Dhabi courts.

7.   <u>Counterparts</u>. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement. Delivery of an executed counterpart of a signature page of this Agreement by electronic image scan transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth below.

ADQ FINANCING RSC LTD

June 20, 2023

By: /s/ Mohamed Al Suwaidi
Name: Mohamed Al Suwaidi
Title: Managing Director and Chief Executive Officer

June 20, 2023

CYVN HOLDINGS L.L.C.

By: /s/Jassem Mohamed Obaid Bu Ataba Alzaabi
Name: Jassem Mohamed Obaid Bu Ataba Alzaabi
Title: Chairman

Exhibit A

Share Subscription Agreement

[See Exhibit 99.3]

<u>Exhibit B</u>

Stock Purchase Agreement

[See Exhibit 99.2]